Exhibit 99.4

Time Sensitive Materials
Depositary’s Notice of
Shareholders’ Meeting of
Hurray! Holding Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	447773102.

ADS Record Date:	June 18, 2010.

Meeting Specifics:	Annual General Meeting of Shareholders — July 28, 2010 at 10:00 A.M. (Beijing time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	10:00 A.M. (New York City time) on July 21, 2010.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	100 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. — Hong Kong.

Deposit Agreement:
Deposit Agreement, dated as of February 8, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs, evidenced by ADRs, issued thereunder and amended by Letter Agreement, dated as of June 16, 2009.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on July 21, 2010.
Note that if you do not timely return the Voting Instructions to the
Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.*
Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, and the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.
Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.
Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.
Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.
The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding such information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and shall not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. — ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).
Citibank, N.A., as Depositary

*
As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of any applicable law and the Amended and Restated Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

Annual General Meeting of Shareholders
The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on July 21, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773144.

ADS Record Date:	June 18, 2010.

Meeting Specifics:	Annual General Meeting of Shareholders — July 28, 2010 at 10:00 A.M. (Beijing time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005 and amended by Letter Agreement, dated as of June 16, 2009.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.

Custodian:	Citibank, N.A. — Hong Kong.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.
Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.
Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSAL
Proposal No. 1:
Approve (i) the issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!”) in connection with the acquisition of (A) Shanghai Yisheng Network Technology Co., Ltd, a limited liability company formed under the laws of the People’s Republic of China (“Shanghai Yisheng”) and (B) certain contracts relating to Shanghai Yisheng, between Shanda Computer (Shanghai) Co. Ltd., a limited liability company formed under the laws of the People’s Republic of China, and Ms. Dongxu Wang, and (ii) the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, pursuant to a Master Transaction Agreement by and between Shanda and Hurray!, dated as of June 1, 2010 as described in more detail in the Proxy Statement.
Proposal No. 2:
Approve, AS A SPECIAL RESOLUTION, the change of Hurray!’s name to Ku6 Media Co., Ltd.
Proposal No. 3:
Elect the following nine directors to hold office until the next annual general meeting of shareholders and until such directors’ successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal:
1. Tianqiao Chen
2. Danian Chen
3. Grace Wu
4. Haifa Zhu
5. Haibin Qu
6  Shanyou Li
7. Wenwen Niu
8. Zheng Wu
9. Tongyu Zhou
Proposal No. 4:
To transact such other business as may properly come before the 2010 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
A Issues     Hurray! Holding Co., Ltd.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3.1	☐	☐	☐

Resolution 3.2	☐	☐	☐

Resolution 3.3	☐	☐	☐

Resolution 3.4	☐	☐	☐

Resolution 3.5	☐	☐	☐

Resolution 3.6	☐	☐	☐

Resolution 3.7	☐	☐	☐

Resolution 3.8	☐	☐	☐

Resolution 3.9	☐	☐	☐

Resolution 4	n/a	n/a	n/a
B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Annual General Meeting of Shareholders
The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on July 21, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773136.

ADS Record Date:	June 18, 2010.

Meeting Specifics:	Annual General Meeting of Shareholders — July 28, 2010 at 10:00 A.M. (Beijing time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005 and amended by Letter Agreement, dated as of June 16, 2009.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.

Custodian:	Citibank, N.A. — Hong Kong.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.
Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.
Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSAL
Proposal No. 1:
Approve (i) the issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!”) in connection with the acquisition of (A) Shanghai Yisheng Network Technology Co., Ltd, a limited liability company formed under the laws of the People’s Republic of China (“Shanghai Yisheng”) and (B) certain contracts relating to Shanghai Yisheng, between Shanda Computer (Shanghai) Co. Ltd., a limited liability company formed under the laws of the People’s Republic of China, and Ms. Dongxu Wang, and (ii) the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, pursuant to a Master Transaction Agreement by and between Shanda and Hurray!, dated as of June 1, 2010 as described in more detail in the Proxy Statement.
Proposal No. 2:
Approve, AS A SPECIAL RESOLUTION, the change of Hurray!’s name to Ku6 Media Co., Ltd.
Proposal No. 3:
Elect the following nine directors to hold office until the next annual general meeting of shareholders and until such directors’ successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal:
1. Tianqiao Chen
2. Danian Chen
3. Grace Wu
4. Haifa Zhu
5. Haibin Qu
6  Shanyou Li
7. Wenwen Niu
8. Zheng Wu
9. Tongyu Zhou
Proposal No. 4:
To transact such other business as may properly come before the 2010 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
A Issues     Hurray! Holding Co., Ltd.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3.1	☐	☐	☐

Resolution 3.2	☐	☐	☐

Resolution 3.3	☐	☐	☐

Resolution 3.4	☐	☐	☐

Resolution 3.5	☐	☐	☐

Resolution 3.6	☐	☐	☐

Resolution 3.7	☐	☐	☐

Resolution 3.8	☐	☐	☐

Resolution 3.9	☐	☐	☐

Resolution 4	n/a	n/a	n/a
B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Annual General Meeting of Shareholders
The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on July 21, 2010 for action to be taken.

2010 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773102.

ADS Record Date:	June 18, 2010.

Meeting Specifics:	Annual General Meeting of Shareholders — July 28, 2010 at 10:00 A.M. (Beijing time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005 and amended by Letter Agreement, dated as of June 16, 2009.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.

Custodian:	Citibank, N.A. — Hong Kong.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.
Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.
Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSAL
Proposal No. 1:
Approve (i) the issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!”) in connection with the acquisition of (A) Shanghai Yisheng Network Technology Co., Ltd, a limited liability company formed under the laws of the People’s Republic of China (“Shanghai Yisheng”) and (B) certain contracts relating to Shanghai Yisheng, between Shanda Computer (Shanghai) Co. Ltd., a limited liability company formed under the laws of the People’s Republic of China, and Ms. Dongxu Wang, and (ii) the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, pursuant to a Master Transaction Agreement by and between Shanda and Hurray!, dated as of June 1, 2010 as described in more detail in the Proxy Statement.
Proposal No. 2:
Approve, AS A SPECIAL RESOLUTION, the change of Hurray!’s name to Ku6 Media Co., Ltd.
Proposal No. 3:
Elect the following nine directors to hold office until the next annual general meeting of shareholders and until such directors’ successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal:
1. Tianqiao Chen
2. Danian Chen
3. Grace Wu
4. Haifa Zhu
5. Haibin Qu
6 Shanyou Li
7. Wenwen Niu
8. Zheng Wu
9. Tongyu Zhou
Proposal No. 4:
To transact such other business as may properly come before the 2010 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
A Issues     Hurray! Holding Co., Ltd.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3.1	☐	☐	☐

Resolution 3.2	☐	☐	☐

Resolution 3.3	☐	☐	☐

Resolution 3.4	☐	☐	☐

Resolution 3.5	☐	☐	☐

Resolution 3.6	☐	☐	☐

Resolution 3.7	☐	☐	☐

Resolution 3.8	☐	☐	☐

Resolution 3.9	☐	☐	☐

Resolution 4	n/a	n/a	n/a
B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box	Date (mm/dd/yyyy)

/ /